SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     Conversion Services International, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    21254R109
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                                 (CUSIP Number)

                             Barry I. Grossman, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue
                            New York, New York 10017
                                  212-370-1300
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  570 658 104          SCHEDULE 13D                   Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Glenn Peipert
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        150,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               150,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,000,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 25.3%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Conversion Services International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Eagle Rock Avenue, East Hanover, New Jersey 07936.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed by Glenn Peipert (the "Reporting Person" or "Mr. Peipert").

      (b) Mr. Peipert's business address is Conversion Services International, Inc., 100 Eagle Rock Avenue, East Hanover, New Jersey 07936.

      (c) Mr. Peipert's present principal occupation is as Senior Vice President and Chief Operating Officer of the Issuer.

      (d), (e) During the past five (5) years, Mr. Peipert has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Peipert is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      On January 30, 2004, the Reporting Person became the beneficial owner of 150,000,000 shares of Common Stock as a result of the closing of the merger contemplated by the Agreement and Plan of Reorganization dated as of August 21, 2003, as amended, by and among Conversion Services International, Inc., then a privately-held Delaware corporation ("Old CSI"), the Issuer and LCS Acquisition Corp., a direct, wholly owned subsidiary of the Issuer. As part of the transaction, the Issuer changed its name to "Conversion Services International, Inc." and the former stockholders of Old CSI obtained approximately 84.3% of the outstanding Common Stock of the Issuer.

Item 4. Purpose of Transaction

      Except as set forth in Item 5 hereof, the Reporting Person has no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a), (b) The Reporting Person beneficially owns 150,000,000 shares of Common Stock or 25.3% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power of all the shares of Common Stock he beneficially owns.

      (c) The following table set forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Person identified in Item 2 of this Schedule 13D effected during the past sixty days.

                                                    Number of Shares
                        Acquisition                    Purchased/
                           Date                       Acquired
                        -----------                   ------------
                          1/30/04                     150,000,000

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

      None.

Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2004                 /s/ Glenn Peipert
                                        ----------------------------------------
                                        Glenn Peipert